SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

July 20, 2004

Microcell Telecommunications Inc.

800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X ... Form 40-F.........

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes......... No ... X ...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 20, 2004
Microcell Telecommunications Inc.
By:
/s/ Jocelyn Cote -------------------------------------------------------------------------------------------------- Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

News release

For immediate release

Inukshuk Internet Inc. AND THE KATIvik REGIONAL GOVERNMENT TO DEPLOY HIGH-SPEED INTERNET CONNECTIVITY NORTH OF THE 55TH PARALLEL

Residents of the 14 municipalities of Nunavik will benefit from high-speed Internet access

Montreal and Kuujjuaq, July 20, 2004 - The Kativik Regional Government (KRG) and Inukshuk Internet Inc., a wholly owned subsidiary of Microcell Telecommunications Inc. (TSX: MT.A and MT.B), today announced the conclusion of an agreement to implement a broadband wireless access (BWA) network that will serve the 14 Inuit municipalities in northern Quebec.

By providing access to the latest generation of high-speed wireless Internet, the BWA network will increase the connectivity of residents in Nunavik while offering broader educational, administrative and business opportunities. Inukshuk and the KRG expect the network to be deployed quickly and service to be launched by year-end in many of the communities covered by the agreement.

"Our primary concerns are to ensure positive repercussions for the region and to put in place a project from which the local communities will benefit fully," stated Joë Lance, Director of the Administration Department for the KRG. "This agreement ensures that the network will be owned and deployed by the Inuit, and that its benefits will be enjoyed by the Inuit. The network will contribute significantly to the economic development of the communities in Quebec's North, as well as to the integration of our administrative infrastructures as a whole."

"This agreement is another example of our commitment to do away with the boundaries of distance and geography. We will offer access to the latest generation in high-speed Internet, and enable remote communities to stay in touch with the world, obtain information, learn and do business in a manner that is effective and secure," stated Andre Tremblay, Chairman and Chief Executive Officer, Inukshuk Internet Inc. "This commitment is particularly noteworthy in Nunavik, where the vast majority of the population does not yet have access to the Internet, a tool that is increasingly essential to learning and conducting business."

The network that will offer these new high-speed Internet services makes use of a unique wireless IP technology platform provided by NextNet® Wireless, a leading provider of next generation broadband wireless access solutions. NextNet's technology platform is a reliable and internationally proven system that has already been deployed successfully in various markets across Canada, including Yellowknife in the Northwest Territories and Iqaluit in Nunavut.

The innovative alternative provided by NextNet and its BWA technology is particularly attractive to users due to its "nomadicity" and ease of installation. Customers receive a wireless modem - a discreet box known as customer premises equipment (CPE) - that can be easily installed and moved as readily as a laptop computer to function anywhere within the BWA network footprint. The agreement between Inukshuk and the KRG not only allows the KRG to offer service in the Nunavik region, but also foresees users accessing the service while roaming in other areas of Canada where the BWA network has been deployed.

About the Kativik Regional Government

The Kativik Regional Government (KRG), a supra-municipal body, was established by the Kativik Act in August 1978 which followed the signing of the James Bay and Northern Quebec Agreement in 1975. The KRG has jurisdiction north of the 55th parallel in Quebec and oversees the delivery of a wide variety of essential services and programs in Nunavik for all residents of the territory. There are approximately 11,000 residents in Nunavik. The municipalities that the KRG represents are Akulivik, Aupaluk, Inukjuak, Ivujivik, Kangiqsujuaq, Kangirsuk, Kuujjuaq, Kangiqsualujjuaq, Kuujjuaraapik, Umiujaq, Puvirnituq, Quaqtaq, Salluit and Tasiujaq. For more information, visit www.krg.ca.

About Inukshuk Internet

Inukshuk Internet Inc. is a wholly owned subsidiary of Microcell Telecommunications Inc., a Canadian provider of Personal Communications Services (PCS) under the Fido® brand name. Inukshuk Internet was granted licences from Industry Canada for Multipoint Communications Systems (MCS) spectrum in the 2500 MHz frequency range, to build a unique, "last mile" broadband wireless access network. The licences cover a population of some 30 million people, comprising all the provinces and territories of Canada, with the exception of Manitoba and Saskatchewan. On November 19, 2003, Inukshuk announced that it had formed a new venture with Allstream Corp. and NR Communications, LLC to further expedite and extend MCS network deployment. For more information, please visit www.inukshuk.ca and www.microcell.ca.

Fido is a registered trademark of Microcell Solutions Inc.
All other trademarks, service marks, and product names are the property of their respective owners.

For more information:

Inukshuk Internet Inc.:
Claire Fiset
514 992-1368

claire.fiset@inukshuk.ca

Kativik Regional Government:
Larry Watt
819 964- 2961
lawatt@krg.ca